Exhibit 99.1

Mobileye Announces Publication of Notice of Annual General Meeting

JERUSALEM, Israel – May 18, 2015 – (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, today announced the details relating to its 2015 Annual General Meeting.

The Company will hold its 2015 Annual General Meeting in Amsterdam on June 25, 2015. Shareholders of record of the Company’s ordinary shares outstanding at the close of business in New York on May 28, 2015 will be entitled to attend and vote at the Annual General Meeting.

The Notice of and Agenda for the 2015 Annual General Meeting (the “AGM Notice”) will be filed with the U.S. Securities and Exchange Commission on a Form 6-K and published on the Company’s website. The AGM Notice contains the draft Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2014. The Company has previously filed its Annual Report on Form 20-F, which includes its audited financial statements for the year ended December 31, 2014 prepared in accordance with U.S. generally accepted accounting principles.

Hard copies of the Company’s Annual Report on Form 20-F and/or the AGM Notice may be obtained free of charge by contacting investors@mobileye.com.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are or will be integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

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